UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

RESOLUTE ENERGY CORPORATION

(Name of Issuer)

Common Stock, par value of $0.0001 per share

(Title of Class of Securities)

76116A306

(CUSIP Number)

Francis B. Barron

Senior Vice President — General Counsel

Cimarex Energy Co.

1700 Lincoln Street, Suite 3700

Denver, Colorado 80203

(303) 295-3995

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Name of Reporting Person Cimarex Energy Co.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds N/A (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,202,458

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,202,458 shares of Common Stock, par value $0.0001 per share, of the Issuer (see Note 1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.15% (see Note 2)

14	Type of Reporting Person CO - corporation

(1)           The Reporting Person (as defined below) does not own any shares of Resolute Common Stock (as defined below). However, because the Reporting Person is a party to certain voting and support agreements entered into in connection with the execution of the Merger Agreement (the “Voting and Support Agreements”), the Reporting Person may be deemed to have shared voting power to vote up to an aggregate of 1,202,458 shares of Resolute common stock.

On February 22, 2019, the stockholders of Resolute Energy Corporation, a Delaware corporation (the “Issuer” or “Resolute”), voted in a special meeting and adopted the Agreement and Plan of Merger, dated as of November 18, 2018 (the “Merger Agreement”), by and among the Issuer, Cimarex Energy Co., a Delaware corporation (the “Reporting Person”), CR Sub 1 Inc., a Delaware corporation, and CR Sub 2 LLC, a Delaware limited liability company (the “merger proposal”).

Upon the approval of the merger proposal by Resolute’s common stockholders (the “Resolute Stockholder Approval”), (a) certain Voting and Support Agreements to which the initial Schedule 13D related terminated in accordance with their terms, and (b) the Reporting Person ceased to be the beneficial owner of such shares of Resolute Common Stock (as defined below).

(2)           Calculation of percentage based on 23,329,303 shares of Resolute Common Stock issued and outstanding as of January 18, 2019.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) to the initial Schedule 13D filed on November 27, 2018 (the “Initial Schedule 13D”) is being filed by the undersigned, pursuant to Rule 13d-2(a) of the Exchange Act, with respect to the common stock, par value $0.0001 per share (the “Resolute Common Stock”), of the Issuer.

The information set forth herein on behalf of the Reporting Person supplements the information set forth in the Initial Schedule 13D with respect to all Items where such information is relevant.

Item 4. Purpose of Transaction.

Item 4 of the Initial Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

On February 22, 2019, the stockholders of the Issuer voted in a special meeting to adopt the Merger Agreement. The Voting and Support Agreements with Monarch, Goff and RCH terminated in accordance with their terms upon the receipt of such Resolute Stockholder Approval.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) and (b). The response of the Reporting Person to rows 7 through 13 on the cover page of this Amendment are incorporated by reference herein.

The Reporting Person does not own any shares of Resolute Common Stock. However, because of the obligations under the Voting and Support Agreements with respect to Betz, Sutton and Gazulis, the Reporting Person may be deemed to retain shared voting power to vote up to an aggregate of 1,202,458 shares of Resolute Common Stock against (i) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger set forth in Article VII of the Merger Agreement not being fulfilled, (ii) any Company Competing Proposal (as defined in the Voting and Support Agreements), (iii) any action which would materially delay, materially postpone or materially adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Merger, or dilute, in any material respect, the benefit of the transactions contemplated thereby to the Reporting Person or to the Reporting Person’s stockholders, and (iv) any action which would result in a breach of any representation, warranty, covenant or agreement of Resolute in the Merger Agreement. Thus, for purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 1,202,458 shares of Resolute Common Stock.

The shares of Resolute Common Stock that remain subject to the Voting and Support Agreements represent 5.15% of the outstanding shares of Resolute Common Stock, based on a total of 23,329,303 shares of Resolute Common Stock outstanding as of January 18, 2019.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Resolute Common Stock. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2019	CIMAREX ENERGY CO.

	By:	/s/ Francis B. Barron
	Name:	Francis B. Barron
	Title:	Senior Vice President — General Counsel